July 8, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street
28th Floor
New York, NY 10038

       Re: Seaport Entertainment Group Inc.
           Amendment No. 2 to Registration Statement on Form 10-12B Filed July 1, 2024
           File No. 001-42113
Dear Anton D. Nikodemus:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-B, Filed July 1, 2024 Information Statement
Unaudited Pro Forma Combined Financial Statements, page 55

1. Refer to your response to prior comment 1 and related revised disclosure. Please explain to us why the escrow associated with the refinanced debt for 250 Water Street is recorded in other assets instead of restricted cash. Disclosure on page F-11 states restricted cash reflects amounts segregated in escrow accounts primarily related to 250 Water Street.

Description of Certain Indebtedness
250 Water Street Term Loan and Total Return Swap, page 137

2. Refer to your response to prior comment 2 and related revised disclosure. Please clarify if the basis for payments and receipts for the term loan and associated total return swap is the principal amount of the term loan. If either is associated with some other basis,
 July 8, 2024
Page 2

       describe that basis and how it factors into amounts transferred. In connection with this, reconcile your disclosure here with that on page 35 regarding the risk factor about the 250
       Water Street total return swap that says the swap is based on the change in the market value of the assets underlying the swap. From this it appears the basis is the market value of the property at 250 Water Street. Further, explain to us, and disclose to the extent meaningful, why the loan with the swap was structured in the fashion described. For example, discuss if this is related to your creditworthiness, and if so, how this structure is representative of it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Julian Kleindorfer